Exhibit 99.78

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the "Company" or "Emerald")

Suite 210 – 800 West Pender Street

Vancouver, British Columbia V6C 1J8

Item 2.	Date of Material Change

January 6, 2020

Item 3.	News Release

A news release was disseminated on January 6, 2020 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced that it has entered into a binding term sheet with certain institutional accredited investors (the "Investors") under which the Investors have agreed, subject to certain customary conditions, to purchase 10,344,827 units of Emerald (each, a "Unit") at a price of $0.29 per Unit for total gross proceeds of $3,000,000 (the "Offering"). These Units will represent the remainder of the financing previously announced on December 16, 2019, however the securities to be issued under the Offering will be offered by way of a shelf prospectus supplement (the "Prospectus Supplement") to be filed in all of the provinces of Canada pursuant to National Instrument 44-102 – Shelf Distributions and will not be subject to a hold period.

Each Unit will consist of one common share of Emerald (each, a "Common Share") and one common share purchase warrant (each, a "Warrant"). Each Warrant will entitle the Investor to acquire one common share of Emerald (each, a "Warrant Share") at a price of $0.385 per Warrant Share for a period of five years following the closing of the Offering.

Emerald has also reached an agreement with the holder of the Convertible Debentures issued on September 10, 2019 to settle accrued interest on the Convertible Debentures to December 31, 2019 in the amount of $383,562 by issuing an additional, 322,627 Common Shares (the "Debt Shares") at a deemed value of $0.29 per share. The Debt Shares will also be qualified under the Prospectus Supplement. Issuance of the Debt Shares is subject to approval of the TSX Venture Exchange.

Item 5.	Full Description of Material Change

See attached Schedule "A".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Jenn Hepburn

Chief Financial Officer

Telephone: 1.800.757.3536 ext. 5

Item 9.	Date of Report

January 21, 2020.

Schedule "A"

Emerald Health Therapeutics Announces Second Tranche of $4.5 Million Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Jan. 06, 2020 -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF), has entered into a binding term sheet with certain institutional accredited investors (the “Investors”) under which the Investors have agreed, subject to certain customary conditions, to purchase 10,344,827 units of Emerald (each, a "Unit") at a price of $0.29 per Unit for total gross proceeds of $3,000,000 (the "Offering"). These Units will represent the remainder of the financing previously announced on December 16, 2019, however the securities to be issued under the Offering will be offered by way of a shelf prospectus supplement (the “Prospectus Supplement”) to be filed in all of the provinces of Canada pursuant to National Instrument 44-102 – Shelf Distributions and will not be subject to a hold period.

Each Unit will consist of one common share of Emerald (each, a "Common Share") and one common share purchase warrant (each, a "Warrant"). Each Warrant will entitle the Investor to acquire one common share of Emerald (each, a "Warrant Share") at a price of $0.385 per Warrant Share for a period of five years following the closing of the Offering.

The Company intends to use the net proceeds of the Offering for general working capital purposes.

The closing date of the Offering is scheduled to be on or about January 13, 2020 and is subject to certain customary conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange and applicable securities regulatory authorities.

Emerald has also reached an agreement with the holder of the Convertible Debentures issued on September 10, 2019 to settle accrued interest on the Convertible Debentures to December 31, 2019 in the amount of $383,562 by issuing an additional 1,322,627 Common Shares (the “Debt Shares”) at a deemed value of $0.29 per share. The Debt Shares will also be qualified under the Prospectus Supplement. Issuance of the Debt Shares is subject to approval of the TSX Venture Exchange.

This press release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation, or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. Its 50%-owned Pure Sunfarms (PSF) operation in British Columbia, with high quality, affordably priced products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. PSF’s second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite premium craft operation is fully licensed and in full production in its 88,000 square foot indoor facility in Québec. Its Metro Vancouver health and wellness-oriented organic greenhouse and outdoor operation has completed planting in the first of two 78,000 square foot buildings. Its Emerald Naturals joint venture is creating a completely new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: closing of the Offering and issuance of the Debt Shares; the use of proceeds raised from the Offering; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; anticipated production costs; and creation of a new product line.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward- looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.